Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

THIRD QUARTER 2014
INVESTOR PRESENTATION
FLOORPLAN SECURITIZATION

FREE WRITING PROSPECTUS

Registration Statement Nos. 333-187623, 333-187623-01 and 333-187623-02

Ford Credit Floorplan Corporation and Ford Credit Floorplan LLC (the "depositors")

Ford Credit Floorplan Master Owner Trust A (the "issuer")

This document constitutes a free writing prospectus for purposes of the Securities Act of 1933. The depositors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositors have filed with the SEC for more complete information about the depositors, the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request that a copy of the prospectus be sent to you by calling toll-free 1-877-858-5407

FLOORPLAN OVERVIEW

- Ford Credit has been financing dealer vehicle inventory since 1959 and has been securitizing floorplan loans since 1991
- Ford Credit provides financing for about 80% of Ford and Lincoln dealer inventory, or approximately 2,700* dealers
- Floorplan receivables are secured primarily by the financed vehicles and payment is required when the vehicle is sold
- Ford Credit's floorplan portfolio has historically experienced very low losses
- Low losses are primarily a function of strong risk management practices and servicing:
  - Continuous dealer monitoring of:
    - Financial health
    - Payment performance
    - Vehicle collateral status
  - Intensification of risk management actions as dealer risk increases
  - Use of proprietary risk rating assessment and behavioral scoring models
  - Ford Credit leverages access to dealer information through Ford relationship
- Ford Credit regularly audits dealer inventory and sales records by VIN to verify each receivable is paid following the sale of the financed vehicle

* As of June 30, 2014, excluding fleet dealer sales

TRUST OVERVIEW

- Ford Credit's current floorplan securitization trust was established in 2001 as a master trust (similar to a revolving credit card securitization trust) and has issued more than 25 series

- The Trust offers floorplan asset-backed securities though various channels:
  - Public transactions
  - Rule 144A transactions
  - Other private transactions

- Over 90%* of Ford Credit's total floorplan portfolio is designated to the Trust for securitization

* As of June 30, 2014

FLOORPLAN TRUST
PERFORMANCE OVERVIEW

Go Further

Portfolio Net Losses (Recoveries) as a Percent of Average Principal Balance (1)(2)(3)*



Losses
0.353%
Recoveries
(0.087)%
(0.021)%
(0.025)%
(0.008)%
(0.008)%
(0.005)%
2009
2010
2011
2012
2013
2Q 2013
2Q 2014

Trust Net Losses (Recoveries) as a Percent of Average Principal Balance (3)(5)(6)(7)*



No Trust losses realized – Ford Credit elects to repurchase receivables from "status" accounts
0.000%
0.000%
0.000%
0.000%
0.000%
0.000%
0.000%
2009
2010
2011
2012
2013
2Q 2013
2Q 2014

3 Month Average of Monthly Principal Payment Rate



Payment Rate
60%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
Memo Days Supply**
73
120
143
Payment rate triggers
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12
Dec-12
Jun-13
Dec-13
Jun-14

Floorplan Portfolio Dealer Risk Ratings



Percent of Principal Balance
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Jun-14
Other***
Group IV (Poor)
Group III
Group II
Group I (Strong)

* See Appendix - Loss Experience slide footnotes

** Estimated days supply derived from payment rate

*** Other includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer; see Dealer Risk Rating Assessment slide for definitions

FLOORPLAN TRUST
HISTORICAL BALANCE



$18
$16
$14
$12
$10
$8
$6
$4
Billions
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12
Jun-13
Jun-14
Cash funding required as a result of low Trust balance*
Floorplan Trust Balance (excluding EFA)
Required Pool Balance

Note: As of June 30, 2014 the Trust balance was $17.91 billion

* Excess funding account (EFA) has been funded periodically when the Trust balance declines below the required pool balance (for example, as a result of plant shutdowns or manufacturer vehicle marketing incentive programs)

FLOORPLAN TRUST
STRUCTURE OVERVIEW



% of Receivable Balance
Class A Notes ("AAA")
76.5%
Class B Notes ("AA")
3.5%
Class C Notes ("Not Rated")
5.0%
Class D Notes ("Not Rated")
3.0%
Subordinated Interest Amount
12.0%
Reserve Account
0.9%
Excess Spread (per annum)
Total Class A Enhancement ~24.4%

- **Credit enhancement in our floorplan securitization program includes:**
  - **Subordination of junior notes**
  - **Required subordinated amount**
  - **Cash reserve**
  - **Excess spread**
- **The structure also provides for 1:1 incremental subordination to cover any ineligible receivables and receivables in excess of the specified concentration limit**

	Concentration Limit	Incremental Subordination * ($Mils.)
Ineligible receivables	n/a	$ 8.0
Dealer concentration (5% for AutoNation)	2%	0.0
Used vehicle concentration	20%	0.0
Fleet concentration	4%	0.0
Medium/Heavy truck concentration	2%	0.0
Manufacturer concentration (2% or 6% for lower rated manufacturers)	10%	0.0
	Total:	$ 8.0

* As of June 30, 2014

FLOORPLAN TRUST
KEY TRIGGERS

- Amortization Triggers -- Series will start to amortize if any of the triggers are breached:
  - Average monthly principal payment rate for the three preceding collection periods is less than 21%
  - The cash balance in the excess funding account exceeds 30% of the adjusted invested amount of all series for three consecutive months
  - The available subordinated amount is less than the required subordinated amount
  - Bankruptcy of a depositor, Ford or Ford Credit (Chapter 7 or Chapter 11)

- Enhancement Step-Up Trigger -- Subordination or reserve fund increases by 4 percentage points if average monthly principal payment rate for the three preceding collection periods is less than 25%

FLOORPLAN TRUST
OUTSTANDING SERIES*

Ford Go Further

	Private Variable Funding Notes	Legacy Public Term Series	Current Public Term Series
Series	2006-1, 2010-4, 2012-3	2010-2, 2010-3	2012-2, 2012-4, 2012-5, 2013-1, 2013-2 **, 2013-3, 2013-4, 2013-5, 2014-1, 2014-2, 2014-3 **
Amount Outstanding ($Bils.)	$ 0.5	$ 1.4	$ 9.5
Senior Hard Enhancement AAA Notes	25.75%	29.81%	24.38%
Maturity Ranges	Jul-14 -- Jun-16	15-Feb	Sep-14 -- Jun-20

- **Private Variable Funding Notes used to manage seasonal fluctuations of Trust balance and provide an additional source of liquidity**
  - **Capacity $4.0 billion**
- **Legacy public series reflect previous rating agency methodology and structure prior to changes in subordination and introduction of payment rate step-up trigger**

Trust Balance ($Bils.)	
- Total Funding:	$ 11.4
- Total Assets:	$ 17.9
- Unfunded Assets:	$ 4.6

* As June 30, 2014
** 24.27% for 144A Series (2013-2, 2014-3)

FLOORPLAN TRUST
BREAK-EVEN ANALYSIS FOR CLASS A NOTES



Monthly Principal Payment Rate (MPR)
Loss Stress Scenario
Historical Portfolio MPR
70%
60%
50%
40%
30%
20%
10%
0%
Lowest MPR: 28.9% (November 2008)
22.5%
12.5%
Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 0 1 2 3 4 5 6 7
MPR Performance
3m Avg. Credit Enhancement Step-up Trigger
3m Avg. Early Amortization Trigger
Stress Scenario MPR Performance *
Historical Portfolio Annual Net Loss Performance
50%
40%
30%
20%
10%
0%
Highest Annual Loss: 0.35% (2009)
32%**
44%**
Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Dec-10 Jun-11 Dec-11 Jun-12 Dec-12 Jun-13 Dec-13 Jun-14 0 1 2 3 4 5 6 7
Loss Performance
Stress Scenario Loss Performance *
6-month stress period
Memo: Note Balance: 100% 71% 51% 37% 27% 20% 15% 0%

* S&P Class A notes stress scenarios based on stated methodology detailed in S&P's FORDF Series 2014-3 presale report; assumes all remaining vehicles liquidate at a 50% severity rate at month 7

** Annualized

SERVICING AND RISK MANAGEMENT

SERVICING AND RISK MANAGEMENT
TYPICAL DEALER STRUCTURE


Personal guarantees from many dealers
Dealer Principal
Secondary Collateral
Assets
• Stocks, bonds, cash
• Non-dealer real estate
• Other assets, for example, boat, plane, jewelry and furniture
Holding Company
Real Estate Holding Company
Dealer (Borrower)
Secondary Collateral
Assets
• Unfloored used inventory
• Furniture, fixtures, parts, accessories and equipment
• Dealer net worth
Secondary Collateral
Assets
• Land
• Buildings
Primary Collateral
Financed new and used vehicles

- Dealer Structure
  - Dealers vary in size and complexity – from single store to multi-point / multi-franchise organizations
  - Many dealers use a holding company structure similar to the one shown here
- Collateral
  - The financed vehicles are the primary collateral for dealer floorplan loans
  - For many dealers, Ford Credit also obtains personal guarantees and secondary collateral* in the form of additional dealer assets, including dealer adjusted net worth and real estate equity
  - Dealers have significant "skin in the game," which provides a strong incentive for dealers to repay floorplan loans

* Secondary collateral is used in assessing the creditworthiness of a dealer; however, it is not used in assignment of risk group

UNDERWRITING AND CREDIT REVIEW PROCESS

Ford Go Further

- A dealer seeking to finance its vehicle inventory with Ford Credit must submit a request for financing along with its financial and other information
- Ford Credit performs a thorough review of the dealer's:
  - Business, legal and operations structure including number of manufacturer franchises
  - Credit information
  - Financial statements or tax returns
  - Bank references
  - Vehicle inventory and specialty services provided by the dealer (such as fleet)
- Ford Credit evaluates the dealer's marketing capabilities, financial resources and the amount and types of financing requested
- The financing extended to a dealer is tailored to suit the business and operational needs of the dealer and depends on the financial strength and nature of the dealer's business
- Due to ongoing nature of floorplan financing arrangements, Ford Credit periodically performs a credit review of each dealer, typically at least annually, following the same process utilized to evaluate new dealer account originations

DEALER RISK RATING ASSESSMENT

- Ford Credit uses a proprietary scoring model to evaluate new dealer account originations, perform ongoing credit reviews of dealers and assign risk ratings to dealers
- Dealer risk ratings are categorized into groups:

Group	Description
I	Strong to superior financial metrics
II	Fair to favorable financial metrics
III	Marginal to weak financial metrics
IV	Poor financial metrics, may be uncollectible
Other	Includes dealers that have no dealer risk rating because Ford Credit only provides in-transit financing or because Ford Credit is in the process of terminating the financing for such dealer

- Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's ability to meet its financial obligations, including capitalization and leverage, liquidity and cash flow, profitability, credit history and payment performance
- Risk rating is based on the dealer and does not take into account the personal guarantees or net worth of the owners
- Origination scoring model is validated regularly to ensure integrity and performance of the model and is updated if necessary

DEALER BEHAVIORAL ASSESSMENT

- Ford Credit uses a proprietary behavior scoring model, Monthly Accounts Review (MAR), to assess each dealer monthly
  - MAR rating directs the intensity and frequency of our dealer monitoring and controls
- Large sample size and significant historical experience have been analyzed to identify key indicators that predict a dealer's near-term ability to meet its financial obligations
  - MAR utilizes the dealer's most recent unadjusted financial metrics, payment performance and credit line utilization
- MAR allows Ford Credit to identify behavior risks and appropriately allocate resources to resolve issues before they escalate
- MAR is validated regularly to ensure integrity and performance of the model and is updated if necessary

SERVICING AND RISK MANAGEMENT
DEALER MONITORING STRATEGY


Dealers
Monitor
Monthly Accounts Review (MAR)
No Further Action
Dashboard
Watch Report
ICU
Status
Liquidation
MAR
Directed
Action
Plans

Monitor
- ✓ Payoffs
- ✓ Aged Inventory
- ✓ Overline Report
- ✓ Financial Statements
- ✓ Risk Rating
- ✓ Credit File Review
- ✓ Dashboard Trend Report

Monthly Accounts Review
- ✓ Assess dealer risk and determine action plans

Dashboard – Medium to Low Risk
- ✓ Trigger based action plans

Watch Report – Medium to High Risk
- ✓ Formal review of action plans and results presented to senior management (plans may include accelerated physical audits)

Intensive Care Unit (ICU) – High Risk
- ✓ More experienced risk team
- ✓ Increased intensity surrounding action plans and timelines

Status
- ✓ On-site control
- ✓ Focus on asset protection

Liquidation
- ✓ Focus on loss mitigation

INVENTORY AUDITS

- A dealer's risk rating determines the scheduled frequency of on-site vehicle inventory audits:
  - Ford Credit engages a vendor to perform on-site vehicle inventory audits
    - Size of an audit team varies based on dealer locations and complexity
    - All dealer locations are typically audited same day
  - Dealer generally does not receive advance notice of an audit
  - Strict restrictions on how often the same auditor may lead a dealer's audit
  - Ford Credit reconciles each audit daily
  - Immediate payment is required for any sold vehicle
  - Ford Credit follows a robust quality assurance process to monitor the vendor's performance

SERVICING AND RISK MANAGEMENT
FORD CREDIT ACTIONS

- If Ford Credit discovers any issues when monitoring a dealer, it may:
  - Increase frequency of on-site vehicle inventory audits or schedule an immediate on-site vehicle inventory audit
  - Review curtailment options and advance rates
  - Suspend credit lines
  - Verify cash balances and organizational structure
  - Assign Ford Credit dealership accounting specialists to perform an in-depth review of the dealership and validate the accuracy and completeness of financial statement(s)
  - Meet with owners / guarantors
  - Increase risk rating to trigger more extensive monitoring
  - Discuss with the Ford or Lincoln sales division to ensure an aligned approach

SERVICING AND RISK MANAGEMENT
STATUS DEALER PROCEDURES

- A dealer status is declared when:
  - Dealer does not satisfy a sold out-of-trust condition (payment not remitted to Ford Credit upon sale of vehicle) discovered during an audit
  - Dealer fails to pay principal or interest
  - Dealer bankruptcy
  - Other circumstances that warrant immediate action
- Once a status is declared Ford Credit may then:
  - Suspend credit lines
  - Maintain Ford Credit personnel on site
  - Collect titles and keys
  - Secure dealer inventory
  - Issue payment demand letters
  - Obtain liens on property of guarantors
  - Increase the dealer's floorplan interest rate
- If Ford Credit does not believe that a dealer can resolve a status situation, Ford Credit will:
  - Liquidate vehicles and any available secondary collateral to obtain greatest value
  - Continue collection efforts against personal and corporate guarantors
- Should liquidation be necessary, inventory is disposed through the following channels:
  - Transfer of vehicles to other dealers
  - Repurchase by manufacturer and redistribution to other dealers
  - Sale of vehicles at auction

SERVICING AND RISK MANAGEMENT
CAPTIVE FINANCE COMPANY BENEFITS

- **Integrated systems enable real time controls:**


Ford
North American Vehicle Information System
2. Information on sold vehicles reported to Ford Credit and matched to floorplan receivables
Ford Credit
Dealer Floorplan Receivables System
1. Dealer reports vehicle sale to obtain:
- Warranty registration
- Manufacturer incentives
3. Dealer pays off floorplan receivables
Dealer

- **Other captive finance company benefits:**
  - **Access to monthly dealer financial statements allows monitoring of dealer financial strength**
  - **Aligned sales, production and inventory objectives between Ford and Ford Credit**
  - **Dealer monitoring by both Ford and Ford Credit**
  - **Joint Ford and Ford Credit discussions with dealers on various aspects of the business**
  - **Comparative dealership benchmarking between dealerships of like size or in similar markets**

FLOORPLAN APPENDIX

APPENDIX
FLOORPLAN PORTFOLIO PERFORMANCE

Ford Go Further

Loss Experience of Ford Credit's Dealer Floorplan Portfolio

		Six Months Ended June 30,		Year ended December 31,				
		2014	2013	2013	2012	2011	2010	2009
		(Dollars in Millions)						
Ford Credit Portfolio	Average principal balance (1)	$ 19,380	$ 17,017	$17,177	$13,847	$12,199	$11,556	$10,434
	Net losses (recoveries) (2)	$ (0.5)	$ (0.7)	$ (1.3)	$ (3.5)	$ (2.6)	$ (10.1)	$ 36.8
	Net losses/average principal balance (3)	(0.005)%	(0.008)%	(0.008)%	(0.025)%	(0.021)%	(0.087)%	0.353%
	Liquidations (4)	$ 48,933	$ 48,364	$95,429	$82,418	$76,266	$72,326	$58,406
	Net losses (recoveries)/liquidations	(0.001)%	(0.001)%	(0.001)%	(0.004)%	(0.003)%	(0.014)%	0.063%
Trust	Net losses/average principal balance (3) (5) (6) (7)	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%

(1) For periods after 2010, average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated. For periods prior to and including 2010, average principal balance for each period indicated is the average of the average principal balances for each month in the period based on the average of the daily principal balances for the month.
(2) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for that period. This loss experience also reflects recoveries from dealer assets other than the financed vehicles. However, because the interest of the trust in any other dealer assets will be subordinated to Ford Credit's interest in those assets, the net losses experienced by the trust may be higher.
(3) For the non-annual periods, the percentages are annualized.
(4) Liquidations represent payments and net losses that reduce the principal balance of the receivables for the period indicated.
(5) The Trust has not experienced a loss on any receivable during the indicated periods, primarily as a result of the depositors choosing to remove any receivables relating to accounts that are redesignated from the trust because they have been classified as status. However, the depositors are not required to do so, and there can be no assurance that they will continue to do so in the future.
(6) Average principal balance is the average of the principal balances of the receivables at the beginning of each month in the period indicated.
(7) Net losses in any period are gross losses, including actual losses and estimated losses, less any recoveries, including actual recoveries and reductions in the amount of estimated losses, in each case, for the period. Recoveries include amounts received from any other dealer assets securing the receivables in addition to the financed vehicles.

Historical Floorplan Losses Show The Positive Effect Of Ford Credit's Processes

Note: Recent period recoveries are a result of enforcement actions against prior year status dealers

APPENDIX
FLOORPLAN FEATURES

Advance Rates

- New (untitled) vehicles – 100% of invoice amount, including destination charges and dealer holdback
- Used vehicles – up to 100% of wholesale value (trade publications)

Payment Terms

- Principal due generally upon sale of related vehicle
- Interest and other administrative charges are billed and payable monthly in arrears

Curtailment Terms

- Ford Credit requires higher risk dealers to make periodic principal payments, or "curtailments," prior to the sale or lease of the related vehicle
- The amount of monthly curtailment payments is 10% of the amount financed on a vehicle, starting after a specified period of time after the vehicle is financed, over a year for new and demonstrator vehicles and less than a year for program and used vehicles
- Application of the curtailment policy to a particular dealer may be modified or waived by the appropriate approval authority

Insurance

- Comprehensive insurance coverage for the financed vehicles is mandatory and generally is included with the financing
- Over half of the dealers purchase collision coverage through Ford Credit from The American Road Insurance Company and the remainder purchase it from other insurance companies

APPENDIX
FLOORPLAN FEATURES (CONTINUED)

Floorplan Interest Rate	• New vehicles* – prime rate plus generally 1.50% • Used vehicles – prime rate plus generally 1.75% • Floorplan rates are not risk based
In-transit Vehicle Adjustment Fee**	• Prime rate plus 0.30%
New Vehicle Lines***	• Based on a 60-day vehicle supply • Not a strict credit limit and Ford Credit typically permits dealers to exceed their new vehicle credit lines for business reasons, including seasonal variations in sales patterns • Ford Credit generally sets vehicle credit lines below anticipated peak inventory levels
Used Vehicle Lines	• Based on a 30- to 45-day vehicle supply depending on dealer risk rating • Strictly monitored credit limit and Ford Credit generally does not allow dealers to exceed their used vehicle credit lines without specific approval

* Certain vehicles are financed at new vehicle rates including demonstrator, service loaner and program vehicles
** In-transit floorplan receivable is created at gate release
*** New floorplan receivable is created on the date the vehicle is delivered to the dealer

APPENDIX
FLOORPLAN TRUST LEGAL STRUCTURE


Ford Motor Company
Ford Motor Credit Company LLC (Sponsor, Servicer and Administrator)
Ford Credit Floorplan LLC (Depositor)
Ford Credit Floorplan Corp. (Depositor)
Ford Credit Floorplan Master Owner Trust A (Issuer)
The Bank of New York Mellon (Indenture Trustee)
Wells Fargo Bank, N.A. (Back-up Servicer)*
Outstanding Series

* The servicer may terminate the back-up servicer, without being required to appoint a successor back-up servicer, if the long- term debt ratings of Ford Credit are at least "BBB-" from Standard & Poor's and "Baa3" from Moody's